Exhibit 99.149

Torque Esports’ World’s Fastest Gamer documentary series to premiere on ESPN networks

●	Six-part series to be seen first on ESPN2 and the ESPN app on Saturday, June 13 at 5:00 p.m. (EDT)
●	Fans can binge watch all six episodes this Saturday
●	Gamer to racer series filmed last year in Las Vegas and California
●	Follows the progress of 10 world-class motorsport gamers competing for the chance to earn a real-world race drive worth more than US$1 million

MIAMI, FL (Tuesday, June 9, 2020) – The six-part documentary on Engine Media/Torque Esports’ (TSX-V: GAME) (OTCQB: MLLLF) ground-breaking “gamer to racer” esports program, World’s Fastest Gamer, is set to have its debut this Saturday on ESPN’s (NYSE: DIS) networks.

World’s Fastest Gamer brought together 10 of the world’s fastest esports racers last year to compete for the chance to earn a real-world race drive worth more than a US$1 million thanks to Engine Media (which is scheduled in July to change its name from Torque Esports following the recent acquisition of Frankly Inc. and WinView Inc.).

The 10 racers from US, Canada, UK, France, Germany, Hong Kong, Chile, Macedonia and Poland began a 10-day test on track and online in Las Vegas and travelled through Los Angeles to San Francisco before returning to Vegas via Yosemite National Park.

The competition featured road course track tests in Las Vegas, Thermal Raceway near Palm Springs, Willow Springs Raceway, WeatherTech Raceway Laguna Seca and a chance to sample an 800 horsepower dirt track sprint car in Merced, California.

Major esports competitions were staged at a downtown Los Angeles rooftop location and Treasure Island in the middle of San Francisco bay.

Former gamer to racer standouts Jann Mardenborough (Nissan PlayStation GT Academy winner) and Rudy van Buren (inaugural World’s Fastest Gamer winner) took charge of the World’s Fastest Gamers as coaches for “Team Blue” and “Team Orange” while ex-Monaco Grand Prix, two-time Indy 500 and three-time Rolex 24 at Daytona winner Juan Pablo Montoya was the head judge for the competition.

All six 30-minute episodes will debut this Saturday at 5:00 p.m. on ESPN2 and will also be available via the ESPN app. Series one of World’s Fastest Gamer was also shown on ESPN along with other networks including Sky UK, CNBC and Fox Sports.

“The concept of World’s Fastest Gamer brings together the best of the best, regardless of what game or gaming platform they compete on - PC, console or even mobile games,” Torque Esports President and CEO and World’s Fastest Gamer creator, Darren Cox said.

“The documentary follows the progress of these gamers as we tested them to the limit both on track and in virtual racing competitions. We also put them through intensive mental and physical fitness tests – our goal was to not just find out who was fast, but who was best prepared to become a successful racing driver.”

“We’re thrilled to work with ESPN again for World’s Fastest Gamer season two. US fans will get a great opportunity to binge watch the entire six-part series this Saturday.”

The winner of the competition earned a real-world race drive with Jenson’s Button’s team in the GT World Challenge Europe series. British gamer James Baldwin was selected as the competition winner and will drive a McLaren 720S GT3 for Jenson Team Rocket RJN this season starting at Imola in Italy on July 26.

ESPN has also been the US broadcast home for Torque Esports’ The Race All-Star Series powered by ROKiT Phones. The weekly global esports racing competition was created on the eve of the subsequently cancelled Australian Formula 1 Grand Prix and has featured some of the biggest names in international motorsport including Fernando Alonso, Jenson Button, Juan Pablo Montoya, Mario Andretti, Sebastian Vettel and Max Verstappen.

Torque Esports Corp. last week announced that it has submitted an application to list its common shares on the NASDAQ Capital Market. The news follows the completion of the acquisition of Frankly Media and WinView by Torque which will soon change its name to Engine Media Holdings, Inc. (“Engine Media”).

Engine Media/Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, darren.cox@torqueesport.com

More About Torque Esports

Torque is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology platforms and monetization services. To date, Torque’s combined companies have clients comprising more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

Torque Esports brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports - for more information visit: www.torqueesport.com; Frankly and its wholly-owned subsidiary Frankly Media LLC, which provides a complete suite of online content and monetization solutions - for more information visit: www.franklymedia.com; and WinView, Inc., a Silicon Valley-based company, a pioneer in mobile gaming and interactive second screen viewing and the owner of a portfolio of foundational patents in the field of interactive media - for more information visit: www.winview.tv.

For more information, visit www.torqueesport.com

Cautionary Statement on Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the Torque’s filing of a listing application with NASDAQ and its plans to file a Form 40-F with the United States Securities and Exchange Commission and any regulatory or other approvals required in connection therewith, Torque’s expectations for growth in its operations and business and Torque’s plans for submission of resolutions for shareholder approval. In respect of the forward-looking information contained herein, Torque has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to obtaining required regulatory approvals. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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